UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of February 1, 2007

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Amendment No. 1 on Form 6-K/A amends the Form 6-K originally furnished by the Registrant on February 1, 2007 solely to add incorporation by reference language.

The financial statements attached to the press release attached hereto are hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 33-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646)) and Form F-3 (File No. 333-118354), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K/A of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated February 1, 2007: RiT TECHNOLOGIES REPORTS Q4 2006 RESULTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2007	RiT TECHNOLOGIES LTD. By: /s/ Doron Zinger —————————————— Doron Zinger President, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99	RiT TECHNOLOGIES REPORTS Q4 2006 RESULTS